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             STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS


     The weighted average number of shares outstanding includes all shares issued and outstanding of 1,913,600 less 147,200 shares purchased by the ESOP at the time of the Conversion plus the pro-rata portion of shares committed to be released through September 30, 1997, plus the pro rata portion of shares which have vested under the Bank's Management Recognition Plan through September 30, 1997.
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
Net income for the period from September 30, 1996 to September 30,
 1997                                                                 $1,258,260

Weighted average number of shares outstanding                          1,705,453

Earnings per share                                                         $0.74
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